                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For October 18, 2005
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]          Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

               Yes [ ]                          No [X]

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) has appointed Mr.
Marek Kreczmer, M.Sc. (Geo), P.Eng., as President and a Director of the Company,
subject to TSX Venture Exchange approval. Mr. Kreczmer is a seasoned executive with extensive experience in uranium exploration and development.

Mr. Kreczmer has been a geologist and mining executive for more than 30 years.
He has worked for major and emerging mining industry players focused on uranium, base and precious metals. Mr. Kreczmer also has extensive experience in corporate governance and administration as a current and former director of several publicly listed mining companies.

"Northwestern is both pleased and privileged to welcome Marek and his exceptional background in the exploration and development of uranium," said
Kabir Ahmed, Chairman and CEO of Northwestern. "This unique skill set is in high demand as the mining community seeks to develop and produce enough uranium to meet surging global energy requirements. Northwestern believes Marek will be critical to the company's success of managing and exploiting its growing uranium portfolio."

Between 1991 and 2003, Mr. Kreczmer served as President of Tan Range Exploration
Corporation. Under his leadership, Tan Range raised almost C$40 million for the exploration and development of its mineral properties. Mr. Kreczmer also initiated, formed and operated several exploration joint ventures for Tan Range with senior gold companies including JCI of South Africa, Newmont Mining
Corporation, and Barrick Gold Corp. in 2002 and AngloGold-Ashanti Limited in
2003. His background includes work with the uranium giant Cameco Corporation,
AGIP Canada Ltd., Granges Exploration Ltd., Golden Patriot Mining Inc., Soho
Resources Corp. and Northern Canadian Minerals Inc.

Mr. Kreczmer obtained a B.Sc. Honours (Mineral Deposits Major) from the
University of Ottawa and a Master of Science specializing in mineral deposits from the University of Toronto. He is a member of the Association of
Professional Engineers of Saskatchewan and the Prospectors and Developers
Association of Canada (PDAC).

As part of his compensation package, Mr. Kreczmer will be granted stock options under the Company's option plan to acquire up to 1,900,000 shares of
Northwestern at C$0.75 per share. Shares vest in quarterly stages over the first year of Mr. Kreczmer's contract and expire after five years.

Northwestern would also like to announce that Kabir Ahmed will be assuming the position of Chairman of its Board of Directors and he remains the Company's
Chief Executive Officer. Former non-executive Chairman Wayne Beach remains an active and valued member of the Northwestern Board of Directors and will continue to work on corporate financings and property acquisitions on the
Company's behalf."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Northwestern Mineral Ventures Inc.

                                       By: /s/ Kabir Ahmed
                                           -------------------
                                           Kabir Ahmed
                                           President

Date: October 18, 2005